UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Maconomy A/S

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Denmark

(Jurisdiction of Subject Company’s Incorporation or Organization)

Deltek, Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 2 per share

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Hugo Dorph

Chief Executive Officer

Maconomy A/S

Vordingborggade 18-22

2100 Copenhagen

Denmark

+45 35 27 79 00

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

David R. Schwiesow, Esq.

Senior Vice President, General

Counsel and Secretary

Deltek, Inc.

13880 Dulles Corner Lane

Herndon, Virginia 20171

(703) 734-8606

and

Wm. David Chalk, Esq.

Michael J. Stein, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

June 3, 2010

(Date Tender Offer/Rights Offering Commenced)

This Form CB/A is being furnished by Deltek, Inc., a Delaware corporation (“Deltek”), in connection with the initial mailing by Maconomy A/S, a company organized and existing under the laws of the Kingdom of Denmark (“Maconomy”), to each of its shareholders, of certain materials relating to Deltek’s previously disclosed proposal to acquire all of the issued and outstanding shares, each with a nominal value of DKK 2 (the “Shares”), of Maconomy, as a voluntary offer (the “Tender Offer”) in accordance with the Danish Securities Trading Act (Consolidation Act No. 795 of 20 August 2009 as subsequently amended) and Executive Order No. 221 of 10 March 2010 on Takeover Bids issued by the Danish Financial Supervisory Authority.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)(i)	The Offer Document published on June 3, 2010, including the acceptance form attached thereto, that was first mailed or delivered to registered holders of Shares on or about June 7, 2010 and attached to Deltek’s Form CB filed with the SEC on
June 3, 2010 as Exhibit I-1(a)(i).

(a)(ii)	The Offer Advertisement published on June 3, 2010, that was first mailed or delivered to registered holders of Shares on or about June 7, 2010 and attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit I-1(a)(ii).

(a)(iii)	The Letter to the Shareholders of Maconomy A/S that was first mailed or delivered to registered holders of Shares on or about June 7, 2010 and attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit I-1(a)(iii).

(a)(iv)	The Letter to the Shareholders of Maconomy A/S that was first mailed or delivered to registered holders of Shares on or about June 23, 2010 and attached hereto as Exhibit I-1(a)(iv) in accordance with the requirements of Maconomy’s home jurisdiction. Such information is required to be disseminated to U.S. security holders or published in the United States.

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a)	The press release dated June 3, 2010 was made publicly available in the United States and was attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit II-1(a).

(1)(b)	The pre-offer announcement dated June 3, 2010 was published in accordance with the requirements of Maconomy’s home jurisdiction and was attached to Deltek’s Form CB filed with the SEC on June 3, 2010 as Exhibit II-1(b).

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELTEK, INC.

By:	/S/ DAVID R. SCHWIESOW
Name:	David R. Schwiesow
Title:	Senior Vice President and General Counsel

Dated: June 23, 2010